Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF WIDEPOINT CORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of WidePoint Corporation resolutions were adopted proposing that an amendment be made to the Certificate of Incorporation of said corporation to increase the authorized shares of common stock of said corporation from 50,000,000 shares to 110,000,000 shares, declaring said amendment to be advisable and proposing that such amendment be set forth for approval by the stockholders of WidePoint Corporation at the annual meeting of stockholders of said corporation.

SECOND: That at the annual meeting of stockholders of WidePoint Corporation held on January 27, 2005, the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

FIFTH: Therefore, Article IV of the Amended Certificate of Incorporation of WidePoint Corporation is hereby amended to read as follows:

"ARTICLE IV. CAPITAL STOCK

        The aggregate number of shares of stock that the Corporation shall have authority to issue is one hundred twenty million (120,000,000), of which ten million (10,000,000) shares, with a par value of $0.001 per share, are designated as Preferred Stock, and one hundred ten million (110,000,000) shares, with a par value of $0.001 per share, are designated as Common Stock.

    (a)        Provisions Relating to the Common Stock.

    (1)        Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in such holder’s name on the records of the Corporation on each matter submitted to a vote of the stockholders, except as otherwise required by law.

    (2)        The holders of the Common Stock shall have no preemptive rights to subscribe for any shares of any class of stock of the Corporation whether now or hereafter authorized.

    (b)        Provisions Relating to the Preferred Stock. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

    (1)        The number of shares constituting that series and the distinctive designation of that series;

    (2)        The dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

    (3)        Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

    (4)        Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

    (5)        Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

    (6)        Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

    (7)        The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

    (8)        Any other relative rights, preferences and limitations of that series.

        Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the Common Stock with respect to the same dividend period. If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.”

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of January, 2005.

By:	/s/ Steve L. Komar
Title:	Chairman of the Board, President
and Chief Executive Officer